Exhibit (a)(5)(J)

Tiberius Capital II, LLC

303 East Wacker Drive—Suite 311

Chicago, IL 60601

(312) 565-1569

Via Facsimile, Federal Express and Certified Mail

July 17, 2009

Board of Directors

MathStar, Inc.

19075 NW Tanasbourne Drive

Hillsboro, Oregon 97124

Re:	Your Failure to Disclose the Non-Binding Letter of Intent with Sajan, Inc. to the Shareholders

Gentlemen:

As you know, I am the President of Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago, which is the holder of common shares of MathStar, Inc. (the “Company”). As you also know, colleagues of mine were in attendance for the Annual Meeting that was held in Minneapolis on July 10, 2009. One of the matters voted on at the Annual Meeting was a proposal to liquidate the Company.

We were shocked to learn, two business days after the Annual Meeting, via your SEC disclosures on July 14, 2009, that the Company had entered into a non-binding Letter of Intent with Sajan, Inc. (“Sajan”), which according to the resignation letter of ex-Chairman, CEO, President and CFO, Douglas M. Pihl, calls for nearly half of $13 million in cash to go to Sajan’s shareholders and contemplates that the MathStar shareholders would be diluted by nearly 50% in new stock issuances.

We believe these matters should have been brought to the attention of the shareholders prior to the Annual Meeting. You surely were in discussions with Sajan prior to the date of the Annual Meeting, and it would appear you withheld the details of the proposed deal from the MathStar shareholders.

As you know, over 1,600,000 of the outstanding shares, or approximately 18%, voted in favor of liquidating the Company. It is highly likely that more shareholders would have voted in favor of liquidation, or more shareholders would have elected to tender their shares to Tiberius, if they knew that there was a pending deal that would drain nearly half the Company’s cash to Sajan shareholders, and would result in nearly 50% dilution to the existing MathStar shareholders. In addition, many MathStar shareholders at the Meeting believed the Company was seriously exploring a re-start of the Company’s FPOA video encoding technology, which apparently now will not happen if a deal with Sajan is consummated.

July 17, 2009

In our opinion, you have violated your fiduciary duties to the shareholders as you have withheld material information from them when they voted at the Annual Meeting on whether to liquidate the Company.

Very truly yours,

Tiberius Capital II, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan

Robert T. Sullivan

Its:	President